                         Filed by Fair, Isaac and Company, Incorporated Pursuant
                                to Rule 425 under the Securities Act of 1933 and
                                      deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                              Subject Company: HNC Software Inc.
                                                   Commission File No. 000-26146

                                                               Date: May 2, 2002

         This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Issac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

         This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac's SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

         Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

         Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC's web site at www.sec.gov.

                                      * * *

[Transcript of a joint analyst presentation held on April 29, 2002]

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Fair Isaac HNC Software special conference call. During the presentation all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the one, followed by the four, on your telephone. As a reminder, this conference is being recorded, Monday, April 29, 2002.

         I would now like to turn the conference over to Debbie McGowan, director of investor relations with Fair Isaac. Please go ahead, ma'am.

Debbie McGowan: Thank you, operator. Well, we're delighted to welcome you to this morning's conference call to talk about the strategic relationship and merger that we announced this morning between Fair Isaac and HNC. I'm going to turn the call over to Tom Grudnowski, Fair Isaac's CEO, in just a moment, and he'll make the introductions in the room and spend some time talking about the synergies of these two analytic powerhouses.

         Before I do that I need to walk through the Safe Harbor statements for you. During the course of this conference call we may make forward-looking statements that involve risks, uncertainties, and assumptions. All statements, other than statements of historical facts, are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans, and increases in shareholder value as a result of the merger are all forward-looking statements. Risks and uncertainties and assumptions includes possibility that the market for the sale of certain products and services may not develop as expected, that the development of these products and services may not proceed as planned, that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger the businesses of the company have suffered due to uncertainties, that the parties are unable to successfully execute their integration and strategies or achieve planned synergies, and other risks that are described from time to time in Fair Isaac's SEC report, including but not limited to its annual report on form 10K for the year ended September 30, 2001, and subsequently filed reports and other risks that are described from time to time in HNC's SEC reports, including but not limited to its annual report on form 10K for the year ended September 30, 2000, and subsequently filed reports.

         If any of these risks and uncertainties materializes, or any of these assumptions prove incorrect, Fair Isaac's and HNC's results could differ materially from Fair Isaac's and HNC's expectations in these statement. Fair Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

         Well, now that we have that out of the way, we're actually here to tell you how excited we are about the synergies of these two companies, and I'll turn the meeting over to Tom Grudnowski to get that going. Tom.

Tom Grudnowski: Good morning, everyone. We are here early on the West Coast at HNC's headquarters. And with me this morning is Henk Evenhuis, CFO Fair Isaac, and Greg Thompson, who's involved in our merger and acquisition activity. Also, we've got John Mutch, CEO of HNC, and Ken Saunders,the CFO. Thank you, very much, for joining us this morning. I'm going to spend a few minutes talking about this transaction and then John's going to make some comments as well, of course, and then we'll open it up for questions, which I'm sure you'll have lots of.

         Well, obviously, today we're very excited about announcing the merger of Fair Isaac and HNC. We both believe that this combination makes incredible sense, both strategically and financially, and I'd like start, first, with the strategic perspective. Although the majority of our products and services are, in fact, different, functionally, as you know, Fair Isaac's known for credit and HNC for fraud, interestingly, our business models and visions are very similar. For example, we both create solutions that are very analytically biased; we both create value for our customers around equations and analytics and complex decisioning transactions; we both provide customer solutions and, in fact, optimize the value created by focusing on the intersection of our unique competencies and data analysis, analytics, software, and industry domain expertise.

         Interestingly, we also, as companies, both recognize the majority of our revenue is value as provided to our clients one transaction at a time. Both companies were also founded based on analytic and scientific excellence. So from the perspective of vision and business models and analytic heritage and culture, we are very, very similar. But to realize both of our long-term visions we both, individually, needed to do several things. We needed to increase our scale; we needed to be able to offer more diverse solutions; and we, certainly, to succeed in the long-term, had to position ourselves to attract and retain the best people who share this vision. We are both very innovative companies with scientific foundations, and if we can figure out how to scale marketing, sales, product management, and client service we will be in an excellent position in the future.

         Let me give a couple perspectives for both sets of shareholders. From a Fair Isaac standpoint, think of this as adding lots of new analytic strategy machines to our current portfolio: one for fraud transactions, one for roaming transactions in telco, one for insurance claims transactions. So from a Fair Isaac perspective these are all new spaces that expand the strategy machine portfolio that's critical to the growth of our company in the future. If you're a follower of HNC, think of what we're doing today as providing significant additions to their risk efficiency and opportunity suites, think of it as adding credit scoring to the risk suites and decision systems and to the efficiency suites and marketing services like MarketSmart to the opportunity suites. So from their perspective all of their suites just got a little sweeter. So that's sort of the perspective from the way we probably explain ourselves to our shareholders.

         From a scientific perspective, we compliment each other as well. Most Fair Isaac revenue comes from products that use scores and analytics created from historical batches of data, while HNC has been a thought leader in creating successful analytic products around real-time transaction data. From an industry perspective, together we will have major customers now in banking, health care, insurance, retail, telco, and the government sector. And although financial services will continue to dominate our revenue streams, together we will be more industry diverse in the future.

         Now, the end game, the objective of this merger, is to better position us to be thought leaders that define the analytic application space of the future. And we see this as a very large, fast-growing space that overlaps in the software, consulting, business process, CRM, and other data aggregation functions. And, interestingly, each of these spaces alone are billion dollar plus marketplaces, and the intersection where customers require analytic core competency to drive value to their bottom line is the place that we're going to focus on, and we're going to focus on that with laser focus.

         We believe that we can take the lead in defining the dominant business model for this particular intersection. So our sweet spot is focusing on building and implementing the equations that help our clients better interact with their customers in any business application that requires sophisticated analytics. And, yes, our focus will remain on our analytic core competency. Our vision will remain, and that will remain the preeminent provider of creative analytics that help people, companies, and industries. Our recurring business model, revenue business model, will not change, in fact, the combined companies will now have, effectively, approximately 75 percent of their revenue will be recurring transaction-base revenue.

         So at the strategic level, in summary, the combined portfolio of analytic applications, industry breadth, and technologies provide for new opportunities for increased revenue growth in not only our existing offerings but, also, faster, better, and more effective creation and distribution of new products and services in the future.

         Before I get out of the financial details of this transaction, let me comment on our integration planning so far. We already have identified a special team comprised of leaders of both organizations, Mark Pautsch from Fair Isaac, who leads our software and product development area is going to spend a majority of his time focusing on this process. And the good news is, as a result of the work we've already done in the last few days as we've been getting organized, I can tell you that the leaders of both organizations have already figured out many of the ways to align ourselves quickly. Let me speak for a few minutes about that.

         Some of the major areas of alignment we're focusing on are, of course, the G&A area, and we believe that we will gain some cost synergies in this area. Interestingly, in the sales and marketing area, which needs to be integrated, we see each group, since they produce different products today and have expertise in different products, forming the basis for an outstanding opportunity to not only get to our clients in more effective ways but cross-selling products to each other. There's also geographic alignment, combined we will have more presence in Japan, the UK, and Latin America, to name some of the major areas of impact.

         I'm very confident, given our successes at Fair Isaac for the last two years and keeping the car running while changing the tires, and the fact that the merger extends our respective competencies rather than changes the focus of both companies, that our customers, employees, and shareholders will be pleasantly surprised at how quickly we can come together.

         Now for a few comments on the financial aspects of this merger. It's a tax free stock for stock merger at the .346 fixed exchange ratio. HNC shareholders will get $22.18 per share based on Friday's close. And that puts the transaction's value at approximately $810 million. That is a 28.4 premium over the 30-day average price, and HNC shareholders will end up owning about 35 percent of the combined company. Guidance for both companies will remain the same for the current quarter and we hope to close this in the third quarter of the calendar year, which will be Fair Isaac's fourth quarter. The transaction will be accretive to Fair Isaac numbers in fiscal year '03. For purposes of accretion we are using combined revenues of about 690 million, which are the current First Call guidance numbers for both companies, and does not assume any growth from revenue synergies related to this transaction. The First Call numbers of 690 million currently assume about a 12 percent growth in revenue for 2003.

         Fiscal year '03 EPS for Fair Isaac would be approximately $2.85, between 3 and 4 percent GAP accretive, again, given First Call Fair Isaac EPS estimates for fiscal year '03 of $2.77. If we use operating EPS rather than GAP it would be 10 percent accretive and $3.04 operating EPS. We plan on continuing to use GAP EPS for Fair Isaac going forward, as we have in the past. The $2.85 of EPS assumes at least $35 million of cost synergies in fiscal year '03 after the close. We will have net cash of almost $350 million.

         In addition, two HNC board members will join the Fair Isaac Board, bringing the total board members of Fair Isaac to nine. And we do expect to close in the third calendar quarter. While there are no material conditions to closing we, of course, are subject to normal regulatory review approvals. We also expect to hold shareholder meetings into the third calendar quarter. We also expect to have one-time charges for merger end expenses in the quarter the deal closes for customary charges.

         So, in summary, I am extremely excited about the opportunity that we now have and I'm looking forward to leading the outstanding people involved in both of these great organizations, and I believe we have an outstanding opportunity to find a new space in the analytic applications area. And with that I'd like to turn it over to John to add on some color to the comments I've already made.

John Mutch: Great, thanks, Tom, and congratulations on the deal today. Very excited to be here. I think when you look at what we've done we've really put together the preeminent provider of creative analytics as a company, and we've dramatically accelerated our ability to capture large market potential. When you look at the increased scale, the increased breadth of distribution, and, in fact, the opportunity for our key assets, our scientists and technologists to build great products for customer, I think, has all been significantly enhanced. So we're excited at HNC.

         I'd also like to add that during the course of this deal I've had the opportunity to work very closely with Tom and have a great amount of confidence in his management ability and his ability to lead the ongoing organization. So I think from our perspective the opportunity, on an ongoing basis, for HNC's people, the return that we'll deliver to our shareholders, and the opportunity to bring our great products to our customers worldwide has been significantly enhanced through the deal.

         And with that let me turn it back over to Tom.

T. Grudnowski: And with that, I'm sure you have lots of questions, so let's turn it over to the operator for Q and A.

Operator: Thank you. Ladies and gentlemen, if you'd like to register a question, please press the one, followed by the four, on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you'd like to withdraw your registration, please press the one, followed by the three. If you are using a speakerphone, please lift your handset before entering your request.

         One moment, please, for the first question. Our first question comes from Patrick Burton with Salomon Smith Barney, please proceed with your question.

Patrick Burton: Hi, good morning, and congratulations, makes tremendous strategic sense. Two questions, one, could you talk a little bit more about the combined management team going forward, who's staying, who's, potentially, leaving, Tom? And then the second question is is there any increase in any one or two customers in terms of customer concentration when the merger takes place? Thanks.

T. Grudnowski: Thank you. From a management perspective, we're - we have not made those decisions yet, we're in the process of getting organized so it's too early to comment on that. John and I are going to work closely together over the next few months as the close process continues and we'll determine what to do during that process. As relates to the customers, I'm not sure I have available here in front of me the - how many total new customers we get to get when we add them all together, I don't know if anybody's got that number or not. In the -- but I can comment generally. You know, in the financial services space we'll have a lot of common customers, although, as I said earlier, they - we're selling, actually, within those organizations, to different parts of those organizations, currently. In the telco space HNC is significantly bigger than we are so there'll be some synergy for Fair Isaac there. In the UK Fair Isaac has 100 people plus, has a very good position there and that'll be a very good opportunity for Fair Isaac to cross sell, internationally, some of the HNC products.

         Latin America, we have a large presence there, a very successful practice, and we see some opportunity there. Healthcare, as you know, we have not been involved within Fair Isaac so we see that as a huge opportunity as well. Government is something that Fair Isaac has not focused on in the past and HNC will be taking a leadership position in that particular area. Retail we've been focusing on very heavily and they're making good strides, so there we might provide some additional traction. So while I can't comment on total number of customers, at the high level, I think the synergies are going to provide some very good cross sell opportunities, to be quite frank.

P. Burton: Great. Thank you very much.

Operator: Our next question comes from Anthony Wible with Salomon Smith Barney, please proceed with your question.

Anthony Wible: Morning, congratulations. Three quick questions. One, I was wondering, is there an opportunity here to gain some pricing leverage seeing as how now you have a more robust product base with you customers?

T. Grudnowski: I don't really see that happening, to be quite frank. We're already in different spaces and so, and most of our customers have long-term contracts as relation to recurring revenue and prices have been, that we use on a transaction level, and both the organization are fairly set, so I see the growth opportunity here in, you know, new markets and new opportunities and new transactions, that's the real future opportunity.

A. Wible: And could you highlight maybe the top three cross-selling opportunities that you see and then, also, could you maybe touch upon some of the technology I believe HNC has that you can integrate into the current products and could we see some new rollouts of new versions of existing strategy machine products because of that technology?

T. Grudnowski: Yes. I think the fraud products have a wonderful opportunity in the international space, you've heard John talk about that in the past, and so some of our distribution capabilities internationally should help cross sell there. In the opportunity suite area there are several products that are complimentary to what is happening in the marketing services space so we see some opportunity there. An example would be Profit Max is a successful product for HNC and that will work and be integrated more closely with TRIAD for example, where we have a base. So picture some HNC analytics being expanded and added to the TRIAD platform that's so prominent today in the credit card industry.

         In the critical action platform, decision system, enterprise strategy architecture area, if we wanted to get down and dirty, from a technical perspective there's a lot of synergy architecturally between our respective efforts. And, interestingly, although we've been approaching some of the decision technology issues from a little bit different perspective, when you put the products and services list area together we're going to have a very, very interesting enterprise level platform that we see putting us in a better position to sell higher in the organizations of our current customers and provide technologies that cross marketing and risk, which is the Holy Grail of an analytic company. So those are the ones that come to mind right off the top of my head.

A. Wible: Great. Thank you very much and congratulations.

T. Grudnowski: Thank you.

Operator: Our next question comes from Kevin Richardson with Blum Capital Partners, please proceed with your question.

Kevin Richardson: First, congratulations, it feels like this is a long time coming between what I think a lot of people in the industry realize was a marriage that was meant to be a long, long time ago, and it's great to see you guys get together.

T. Grudnowski: Thank you.

K. Richardson: Second, just can you talk, two things, one is on cash and cash flow, are there going to be any restrictions on share buybacks while we wait for the merger or will, since both are pretty cash laden, will both be able to execute on any buybacks?

T. Grudnowski: Yes. Fair Isaac announced a buyback here just a few days ago, wasn't it? And we can, and intend, to buy back our shares per the announced authorization until the merger proxy is mailed.

K. Richardson: The other thing, great to see it's accretive. From an assumption standpoint, in your cost savings of 35 million, where is that, you made a few buckets, I assume R&D is you keep a lot of the people, sales and market it sounds like you keep a lot of people, is G&A that - is where the majority of savings are?

T. Grudnowski: Yes. There's synergy in G&A, in particular, and although we have not scrubbed these numbers perfectly, about half of that, in round numbers, relates to labor and about half relates to other types of costs that we'll be able to eliminate as a result of consolidating both companies. And that's about as far as we've taken it so far.

K. Richardson: And from the cost savings standpoint, seeing as half's labor, those are pretty, I don't want to say easy to get, but those are things that we'll be able to see kind of on completion? It isn't as if they're going to be an 18-month or 24-month type program?

T. Grudnowski: Yeah. Actually, because that represents about less than 10 percent of the headcount across both companies, so it's not a large number, nevertheless, it's a number that we'll focus on and we have a preliminary schedule of how we see that transpiring and we expect to have it all accomplished within fiscal year '03. I can't comment any more specifically about it what amounts per quarter, yet, but we're working on it.

K. Richardson: Great. Congratulations and good luck. Thanks.

T. Grudnowski: Thank you.

Operator: Our next question comes from Rob Tholemeier with Wells Fargo, please proceed with your question.

Rob Tholemeier: Good morning. Can I ask John Mutch a couple of questions?

J. Mutch: Sure.

R. Tholemeier: Hey, John. It looked like you guys were one of the few software companies out there that had sequentially up revenue that was pretty believable. Due to the recurring model when you had several things in the pipeline in terms of the FAA deal, you know, the large contract you just signed with GE Capital for the retail credit cards, the work you were doing with various states for the Medicare product, and then it looked like Blaze had started to pick up. So even though I sort of understand the strategic impact of this merger, why not wait for the valuation appreciation you think you would get from those successes, and maybe pull the trigger on something like this later in the year, say, you know, after, after you've gotten, you know, proof that the plans and the estimates and stuff that were out there were working, so why not give the stock a chance to jump up a little bit before you took this move? Why now?

J. Mutch: Thanks Rob. I think there's, you know, always a trade off between sort of risk and reward that you look at when you're running a company. And we feel very, very good about the prospects that we had at the standalone HNC company. As you articulated, there were a large and broad number of growth initiatives that we were working on internally, but when I think that when you look at the synergy of these combined companies, the scale, the breadth of distribution, the underlying science, the management team, the opportunity to better serve customers worldwide, it was very clear to, I think, both management teams as well as both boards that, you know, long-term these two entities together would have a very, very significant opportunity in the market and we felt like the time to put the companies together was now and that it really risk mitigates, in many ways, some of the bumpy waters we may see in the economy in the market conditions on an ongoing basis here in the short term to mid term. So we're pleased with the combination.

R. Tholemeier: Could you put a little more color on that? If there was bumpiness that was going to come due to exogenist factors, for HNC, how would this merger eliminate any of those macro economic type things that - I mean, wouldn't they impact, since they're macro by nature, wouldn't they impact the combined company even maybe more severely than the individual standalone company?

J. Mutch: My comments weren't sort of HNC specific, they were more about the external market conditions and environment. Our view of the for short to mid-term environment, as we've articulated on our calls, has been that, you know, demand, customer demand will remain sort of flat to trending down. And so, you know, there are a lot of uncertainties externally. When you combine the two organizations and give us, again, the scale, the distribution breadth, et cetera, it offers the combined entity a robust opportunity that we felt was appropriate to take advantage of now.

R. Tholemeier: Can I just ask one more follow up on the management?

J. Mutch: Sure.

R. Tholemeier: You, recently, you've made several changes, new head of development, Charles Nicholls has come over from Business Objects; you, certainly, you know, haven't been with the company for real long so I consider you almost kind of new management, what - how much of a decision about the new - was the new - was this decision in place prior to these changes? I mean, were you looking at doing a merger before you brought these people on or did you bring these people on and then, oop, here comes the merger? Since the timing, in terms of the personnel shift, seem also to be a little curious.

J. Mutch: Yeah, I mean, those things, obviously, never work out sort of perfectly and, as you can imagine, in a combination of this size there are a lot of factors and you never know whether something's going to work or not. So we took the approach that we were going to run our business and, well, you know, in fact, in the closing period we're going to run our business and drive hard to meet the goals that we've articulated publicly and continue to run the company as best we can. So, you know, you evaluate things as they come on line, you have an approach where you run your business knowing and feeling like you're going to operate standalone, so the decisions we made on a personnel basis were all made as if we would be running a standalone company.

         Now, with the companies combined what we've now done is deliver a huge amount of incremental talent to the respective new organization. We're excited about Charles Nicholls and the work that he can bring. You know, as you are aware, he ran the analytic division of Business Objects, I think he's going to be a great asset, some of the other people that we brought on board, Russ Mann from Homestore.com, the folks on growth initiatives will be an incredibly additive to what we do, so I'm really excited about the strength of the ongoing management team under Tom's leadership. I think the work that he's done at Fair Isaac, his experience at Accenture, you know, or Andersen, rather, on a long-term basis, serve the company very well.

R. Tholemeier: Okay, thanks.

J. Mutch: Sure.

T. Grudnowski: Yeah, and maybe I can just add one little, one comment. We've, the respective management teams, have spent a lot of time in the last few days really scrubbing numbers for the next couple, few quarters from both companies' perspectives, and, again, due to the recurring revenue nature of both companies and the areas that John's referred to that, potentially, could be risk areas, we've looked at real hard and the good news is is the pipeline, you know, for the various products that we both have, remains very strong, as we both said during our conference calls here just a couple weeks ago, so we feel pretty comfortable about, you know, where the next couple few quarters are going.

         As relates to Charles and others, we, all of the individuals that we've met with here in the last few days, as we've been going through the final process, are outstanding, and I think I would second what John has said, I think, I think as you've heard me say before on my conference calls, I think my number one entry barrier to creating the analytic powerhouse is just building an organization of really great people. So from my perspective, you know, we're just about doubled the number of great people, so I think that's, I think that's the real value in this deal at the end of the day.

Operator: Your next question comes from Brad Eichler with Stephens Incorporated, please proceed with your question.

Brad Eichler: Good morning. You guys know I'm not usually one to congratulate, but I think this deal makes a lot of sense so congratulations. I've had some technical difficulties getting on the call and most of my questions have been answered, but any comment on what you plan to do with the HNC convertible bonds, is there a change in control provision in that security? Thanks.

Ken Saunders: Hey, Brad, it's Ken, and thanks. Yeah, the bonds provide for a [unintelligible] of course, [unintelligible] defines this as a change of control but does have a carve out when you're - when the merger is, basically, 90 percent or more cap - stock for stock so this falls under that exception so they're not automatically triggered, in other words, for buyback, and they'll be adjusted accordingly for the new Fair Isaac stock.

B. Eichler: One other model question. When you look at the difference between the GAAP and cash accretion that you talked about, or operating accretion, what's your assumption in there for intangible amortization?

Greg Thompson: I can take that one. We're still in the process of finalizing our work with respect to purchase price allocation. However, I think you can expect the amortization charge to be between $12 and $14 million a year.

B. Eichler: Okay. And this question may have been asked, Tom, and if it has just tell me, but can you talk a little bit about your level of comfort in the cost synergies that you've laid out, this $35 million number, for '03?

T. Grudnowski: Yeah. We've spent a lot of time with that and I'm very comfortable.

B. Eichler: Okay, thank you. Congratulations.

T. Grudnowski: Thank you.

Operator: Our next question comes from Adam Holt with JP Morgan, please proceed with your question.

Adam Holt: Good morning.

T. Grudnowski: Morning.

A. Holt: I was wondering if you could talk a little bit about how this deal will accelerate or, perhaps, not accelerate, some of the new initiatives that HNC has been working on relative to their critical action platform?

T. Grundnowski: Okay. I think it will help accelerate it. As you heard me talk about before, we've been working hard in rolling out our newest decisioning platform called Decision System, and that's been in production now approximately a year. And some components of some of those architectures that we have in production overlap just a little bit with some of the critical action platform components and so we hope that, actually, the traction we've got in Decision System will help accelerate the rollout of some of the brighter ideas involved in critical action platform. So we think it'll help.

         Similarly, with Blaze, recently HNC has acquired Blaze, and that software product grew very, very nicely, as you know, in John's most recent quarter, and that's a very complimentary product to the decisioning technologies that Fair Isaac has. That product has more of a rules base inference engine orientation than our strategy-tree orientation in Decision System and so, again, we see these products as complimentary and our customers will now be able to - we'll be able to serve our customers on a little bit broader - from a broader perspective in these decision technologies in the future, so I think our respective sales forces are going to be real happy with the ability now to put both of these technical approaches together. I think it's going to be a lot clearer message to the marketplace. A decision engine, you know, technology isn't exactly something that, you know, everybody understands, there aren't Super Bow ads on decision-engine technology and so, hopefully, together we can start to define that space in a very, very clear way for enterprise level CIOs around the world. So we think it's going to help, we think it's going to accelerate the process.

A. Holt: And then just one other question, and I apologize if I missed this up front, but are there any walk-away provisions in the deals, collars on the stock, et cetera?

T. Grudnowski: No. No.

A. Holt: Great, thank you.

Operator: Ladies and gentlemen, as a reminder, to register for a question, please press the one, four.

         Our next question comes from Robert Mattson with Janney Montgomery Scott, please proceed with your question.

Robert Mattson: Congratulations on the deal. Quick question, taking more of a 50,000 foot view, the merger seems to open a lot of opportunities here but also seen from a longer-term strategy open opportunities for additional M&A and I wanted to get some thoughts on that, on the longer-term, and assuming you expect a hiatus in the short term here?

T. Grudnowski: Good question but we've been a little busy and this will probably keep us busy at least for a couple weeks, so we haven't been strategizing on what next. So I think, I think, again, what's interesting about this merger is both companies are very similar in their, in their business models. And so, hopefully, we can close and get on with getting the traction that this merger is going to allow us, and at that point in time we'll, you know, we'll start to worry about next moves.

         You know, to put some perspective on that, just briefly, you know, what we're creating here is sort of a unique software company, right. I mean it's a software company that depends on recurring revenue and transaction revenue and selling analytic equations into CRM solutions. And so we're going to continue to focus, you know, in the foreseeable future, on only looking at things that would further that recurring revenue model and that position, so - and the, you know, and that's a unique model. So I think, you know, I think in this short term now we'll focus on the integration issues and proving that this model, in fact, will be the dominant model in this new space.

R. Mattson: Great, and congratulations.

T. Grudnowski: Thanks.

Operator: Our next question comes from Edward Hemmelgarn with Shaker Investments, please proceed with your question.

Edward Hemmelgarn: Yeah, hi, Ken, this is just a question, one more question about the bonds, what did you say was going to happen to those again?

K. Saunders: There's a carve out for change of control when you do a 90 percent plus stock for stock, obviously, this exceeds that, so there's no automatic redemption. Of course, you have to change the underlying equity because it's no longer HNC equity after the closing date so I suggested that that would be adjusted appropriately for the FICO stock.

E. Hemmelgarn: Okay, thanks.

K. Saunders: Sure.

Operator: Ladies and gentlemen, as a reminder, to register for a question, press the one, four.

         There are no further questions at this time, I now turn the call back to you, please proceed with your presentation or closing remarks.

D. McGowan: Well, thanks very much for joining us here this morning. We'll be available this afternoon here in San Diego, we'll be making calls to many of our institutional holders and analysts, and look forward to speaking with all of you soon. We'll be out on the road the next few days as well, East Coast, a little bit in the Midwest, hopefully spending some face-to-face time with you, going into a little bit more on this strategic relationship. So thanks very much, look forward to talking to you again soon.

T. Grudnowski: Thank you very much.

Operator: Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you, please, disconnect your line.

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